Exhibit 99.1

Pan American Silver announces filing of audited 2012 annual financial statements

VANCOUVER, March 25, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company") has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2012 audited annual financial statements and management's discussion and analysis in relation thereto (the "Statements"). The Company will also file the Statements with the United States Securities and Exchange Commission ("SEC") on EDGAR.

The Company plans to file its 2012 Annual Information Form ("AIF") on or before March 31, 2013 with the applicable Canadian securities regulatory authorities on SEDAR and will file the AIF by way of Form 40-F with the SEC.

The Statements are available on the Company's website at www.panamericansilver.com.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the La Virginia and La Bolsa development projects in Sonora, Mexico,  the Waterloo silver project in California, USA, the Pico Machay gold project in Peru, as well as both the Navidad silver project and Calcatreu gold project in Argentina.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com

CO: Pan American Silver Corp.

CNW 12:00e 25-MAR-13